Exhibit 1

Release:	IMMEDIATE RELEASE
Contact:	Cecilia Au-Yeung
Global-Tech Advanced Innovations Inc.
Telephone: Hong Kong (852) 2814-0601
investorrelations@global-webpage.com
Web Page:	http://global-webpage.newshq.businesswire.com

GLOBAL-TECH ADVANCED INNOVATIONS REPORTS

SECOND QUARTER RESULTS FOR FISCAL 2015

Hong Kong, December 15, 2014 — Global-Tech Advanced Innovations Inc. (NASDAQ: GAI) today announced its financial results for the quarter ended September 30, 2014 (the Company’s second quarter of fiscal 2015).

Net sales for the second quarter of fiscal 2015 were $21.1 million, an increase of approximately 76% when compared to $12.0 million for the corresponding quarter in fiscal 2014. Net loss for the second quarter of fiscal 2015 was $2.2 million, or $0.74 per share, compared to a net loss of $5.2 million, or $1.70 per share, for the second quarter of fiscal 2014.

Net sales for the six months ended September 30, 2014 were $45.7 million, an increase of approximately 87% when compared to $24.5 million in the corresponding six-month period in fiscal 2014. Net loss for the first six months of fiscal 2015 was $2.5 million, or $0.83 per share, compared to a net income of $6.7 million, or $2.21 per share, for the first half of fiscal 2014.

John C.K. Sham, the Company’s President and Chief Executive Officer, said: “Sales in our electronic components business experienced growth in the first half of fiscal 2015, with unit sales increasing nearly 120% compared to the previous year; however, concurrent declines in pricing of approximately 30% offset any potential gains in operating results. This is despite an improved product mix of higher-pixel units for our CCMs.”

Mr. Sham continued, “Competition in the electronic business remains high, with new entrants entering the market almost daily. This coupled with the current instability in the industry will require us to reconsider any further investment in additional chip-on-board (COB) production lines.”

Mr. Sham concluded, “The future success of our electronic components business will depend upon our ability to attract new customers and drive volume while at the same time improving margins, whether through the reduction of our manufacturing costs or through increases in price and innovation.”

Global-Tech Advanced Innovations Inc. is a holding company, owning subsidiaries that manufacture and market a diversified portfolio of products, such as complementary metal oxide semiconductor (CMOS) and camera modules (CCMs). The primary focus of its subsidiaries is to develop and market high-quality products for the communications industry in China and export such products to markets in other countries throughout the world.

Except for historical information, certain statements contained herein are forward-looking statements that are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “should,” “estimates,” or variations of such words and similar expressions are intended to identify such forward-looking statements. These forward-looking statements are subject to risks and uncertainties, including but not limited to, the impact of competitive products and pricing, demand for new and existing products in our core business, the financial condition of the Company’s customers, product demand and market acceptance especially of our new products, the success of new product development especially in the area of cellular phone components and solutions, compact camera modules and other pending projects, reliance on material customers, suppliers and key strategic alliances, the terms and conditions of customer contracts and purchase orders, availability and cost of raw materials, the timely and proper execution of certain business plans, including the plan to diversify and transform a portion of manufacturing capacity to higher-value, technology-oriented products, currency fluctuations, including the revaluation of the Chinese Renminbi, the imposition by China’s trading partners of economic sanctions and/or protective tariffs on Chinese manufactured goods, uncertainties associated with investments, the regulatory environment, fluctuations in operating results, the impact of changing global, political and economic conditions and other risks detailed from time to time in the Company’s filings with the U.S. Securities and Exchange Commission including its most recent Report on Form 20-F. The Company does not undertake to update its forward-looking information, or any other information contained or referenced in this press release to reflect future events or circumstances.

GLOBAL-TECH APPLIANCES INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts expressed in thousands of United States dollars, except per share data)

	Three Months Ended September 30,		Six Months Ended September 30,
	2014	2013	2014	2013
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Net sales	$21,062	$11,994	$45,669	$24,462
Cost of goods sold	(20,340)	(11,422)	(43,205)	(22,611)

Gross profit	722	572	2,464	1,851
Selling, general and administrative expenses	(3,361)	(3,142)	(6,315)	(5,766)
Other operating income (expense)	—	—	—	—

Operating income (loss)	(2,639)	(2,570)	(3,851)	(3,915)
Interest income, net	85	170	189	302
Other income (expense), net	406	572	1,323	1,400

Income (loss) from continuing operations before income taxes	(2,148)	(1,828)	(2,339)	(2,213)
Income tax expenses	(103)	(66)	(227)	(30)

Income (loss) from continuing operations	(2,251)	(1,894)	(2,566)	(2,243)
Income (loss) from discontinued operations, net of tax	—	(3,320)	—	(4,537)

Net income (loss)	(2,251)	(5,214)	(2,566)	(6,780)
Net income (loss) attributable to non-controlling interests	15	47	30	73

Net income (loss) attributable to shareholders	$(2,236)	$(5,167)	$(2,536)	$(6,707)

Basic earnings (loss) per common share	$(0.74)	$(1.70)	$(0.83)	$(2.21)

Diluted earnings (loss) per common share	$(0.74)	$(1.70)	$(0.83)	$(2.21)

Basic and diluted weighted average number of shares outstanding	3,042	3,040	3,042	3,040

GLOBAL-TECH ADVANCED INNOVATIONS INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Amounts expressed in thousands of United States dollars)

	September 30, 2014
	Sept 30, 2014	March 31, 2014
	(unaudited)	(audited)
ASSETS
Current assets:

Cash and cash equivalents	$15,732	$22,820
Time deposits	12,115	11,340
Restricted cash	4,185	4,014
Available-for-sale investments	1,052	1,050
Accounts and bills receivable, net	24,624	21,217
Inventories	10,464	7,163
Prepaid expenses	205	123
Deposits and other assets	3,223	2,476
Amount due from a related party	15	13

Total current assets	71,615	70,216
Interests in jointly-controlled entities	—	—
Property, plant and equipment, net	25,837	26,317
Land use rights, net	2,901	2,923
Deposits paid for purchase of property, plant and equipment	302	212
Available for sales investments	—	—

Total assets	$100,655	$99,668

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term bank loans	9,054	7,280
Accounts payable	13,256	12,520
Customer deposits	1,135	1,138
Accrued salaries, allowances and other employee benefits	3,126	2,981
Other accrued liabilities	6,161	5,721
Income tax payable	4,460	4,233

Total current liabilities	37,192	33,873
Deferred tax liabilities	5	5

Total liabilities	37,197	33,878

Shareholders’ equity:
Common stock, par value $0.04 per share; 12,500,000 shares authorized; 3,233,814 shares issued as of September 30 and March 31, 2014	129	129
Additional paid-in capital	85,104	85,104
Statutory reserves	1,340	1,340
Accumulated deficit	(29,126)	(26,590)
Accumulated other comprehensive income	11,089	10,855
Less: Treasury stock, at cost, 189,587 shares as of September 30 and March 31, 2014	(4,663)	(4,663)

Total Global-Tech Advanced Innovations Inc. shareholders’ equity	63,873	66,175
Non-controlling interests	(415)	(385)

Total equity	63,458	65,790

Total liabilities and shareholders’ equity	$100,655	$99,668